Exhibit 99.1

Ardmore Shipping Announces Declaration of Dividend

HAMILTON, Bermuda--(BUSINESS WIRE)--January 15, 2015--Ardmore Shipping Corporation (NYSE:ASC) today announced that its Board of Directors has declared a cash dividend of $0.10 per share for the quarter ending December 31, 2014. The cash dividend is payable on February 18, 2015 to all shareholders of record on January 30, 2015.

About Ardmore Shipping Corporation:

Ardmore owns and operates a modern, fuel-efficient fleet of mid-sized product and chemical tankers. The Company is engaged in the seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies. Additional information is available at the Company's website www.ardmoreshipping.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute "forward-looking statements". The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company relies upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and this cautionary statement is included in connection with this safe harbor legislation. The words and phrases "believe", "look forward", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the examination by the Company’s management of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ardmore believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond the Company’s control, Ardmore cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition, other important factors that could cause Ardmore’s actual plans, objectives, goals, strategies, future events or performance to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, competition in the tanker industry, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, piracy or political events, vessel breakdowns and time taken to construct new vessels, and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACT:
Investor Relations Enquiries:
The IGB Group
Mr. Leon Berman
Tel: 212-477-8438
Fax: 212-477-8636
lberman@igbir.com